SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                            The Neptune Society, Inc.
                            -------------------------
                                (Name of Issuer)


                         Common Stock, $0.008 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   640776209
                                 --------------
                                 (CUSIP Number)


                                 February 6, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                           Page 1 of 5 Pages

CUSIP NO.:  640776-20-9              13G                       Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      BOW RIVER CAPITAL PARTNERS, LLC
-------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
      (a) [   ]
      (b) [   ]
-------------------------------------------------------------------------------

3    SEC USE ONLY
-------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                     5  SOLE VOTING POWER:         905,282 (1)
    NUMBER OF        ----------------------------------------------------------
     SHARES
  BENEFICIALLY       6  SHARED VOTING POWER:       -0-
    OWNED BY         ----------------------------------------------------------
      EACH
    REPORTING        7  SOLE DISPOSITIVE POWER:    905,282 (1)
     PERSON          ----------------------------------------------------------
       WITH
                     8  SHARED DISPOSITIVE POWER:  -0-
-------------------------------------------------------------------------------

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      905,282 (1)
-------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [  ]
-------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      14.6%
-------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------
(1) Consists of 69,596 shares of common stock and currently exercisable warrants to purchase 194,445 shares of common stock owned by Bow
      River Capital Fund, LP ("Bow River") and 169,019 shares of common stock and currently exercisable warrants to purchase 472,222 shares of common stock owned by Bow River Capital Fund II, LP ("Bow River
      II"). The Reporting Person is the general partner of Bow River and Bow River II.

CUSIP NO.:  640776-20-9              13G                       Page 3 of 5 Pages

ITEM 1.
  (a)    NAME OF ISSUER:

         The Neptune Society, Inc.

  (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         100 North First Street, Suite 205
         Burbank, CA  91502

ITEM 2.
  (a)    NAME OF PERSON FILING:

         Bow River Capital Partners, LLC

  (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         1490 Lafayette Street, Suite 400
         Denver, Colorado 80218

  (c)    Citizenship:

         Delaware

  (d)    Title of Class of Securities:

         Common Stock, $0.008 par value ("shares")

  (e)    CUSIP Number:

         640776-20-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

  (a)  [  ]  Broker or Dealer registered under Section 15 of the Act

  (b)  [  ]  Bank as defined in section 3(a)(6) of the Act

  (c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act

  (d)  [  ]  Investment company registered under section 8 of the Investment
             Company Act 0f 1940

  (e)  [  ]  An investment adviser in accordance with section
             240.13d-1(b)(1)(ii)(E)

  (f)  [  ]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

CUSIP NO.:  640776-20-9               13G                      Page 4 of 5 Pages


  (g)  [  ]  A parent holding company or control person in accordance with
             Section 240.13d-1(b)(1)(ii)(G)

  (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act

  (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

  (j)  [  ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(j)

If this statement is filed pursuant to section 240.13d-1(c) check this box [X].

ITEM 4.  OWNERSHIP by Bow River Capital PARTNERS, LLC

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount Beneficially Owned: 905,282 shares. (Includes 238,615 shares of common stock owned by Bow River and Bow River II and 666,667 shares underlying currently exercisable warrants owned by Bow River and Bow River II. Excludes 500 shares of common stock owned personally by Bernard C. Darre, a principal of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership.)

     (b)  Percent of Class*: 14.6%

     (c)  Number of shares as to which Reporting Person has:

          (i)  Sole power to vote or to direct the vote:                905,282
         (ii)  Shared power to vote or to direct the vote:                -0-
        (iii)  Sole power to dispose or to direct the disposition of:   905,282
         (iv)  Shared power to dispose or to direct the disposition of:   -0-

     --------------
     * All percentages herein are based on 5,773,205 shares of Common Stock reported to be outstanding as of the close of business on December 1, 2003 by the Issuer in its prospectus dated December 24, 2003.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

CUSIP NO.:  640776-20-9               13G                Page 5 of 5 Pages


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10. CERTIFICATION.

     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 19, 2004        BOW RIVER CAPITAL PARTNERS, LLC



                                 By: /s/ Bernard C. Darre
                                    -------------------------------------
                                    Bernard C. Darre, duly authorized officer